Composition of the Board of Directors

of sanofi-aventis

Paris, France - March 9, 2011 - At its meeting held on March 9, 2011, the Board of Directors decided to propose the appointment of a new independent Director, Mrs. Suet-Fern Lee, during the General Shareholders’ meeting of May 6, 2011.

As a result of this appointment, the new Board of Directors would be composed of 15 members, of whom eight are independent Directors.

The new Board of Directors would consist of the following members: Serge Weinberg (Chairman) Christopher A. Viehbacher (Chief Executive Officer), Uwe Bicker, Robert Castaigne, Thierry Desmarest, Lord Douro, Jean-René Fourtou, Claudie Haigneré, Igor Landau, Suet-Fern Lee, Christian Mulliez, Lindsay Owen-Jones, Carole Piwnica, Klaus Pohle, Gérard Van Kemmel.

Biography of Suet-Fern Lee

Suet-Fern Lee graduated from Cambridge University in 1980 with a degree in law, and she qualified as a Barrister-at-Law at Gray’s Inn London in 1981 before qualifying to the Singapore bar in 1982. She has been Senior Director of Stamford Law Corporation, Singapore since 2000. She is also President-Elect of the Inter-Pacific Bar Association (IPBA) and a lawyer at the Supreme Court of Singapore.

Mrs. Lee is the Chairman of the Board of the Asian Civilisations Museum, which is one of the National Museums of Singapore. She is a Board Member of the following companies: Axa, a global leader in financial protection; Sembcorp Industries ltd, a world leader in marine and offshore engineering; and Macquarie International Infrastructure Fund Ltd, a leading owner and operator of private infrastructure businesses in Asia.

Mrs. Suet-Fern Lee is a citizen of Singapore.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). For more information, please visit www.sanofi-aventis.com.